Exhibit 4.12

English Summary of the Fifth Amendment dated April 24, 2017 (the “Fifth Amendment”) by and between Foncière Medicale N°1 (the “Lessor”) and Talend S.A. (the “Tenant”), amending the Lease Agreement dated February 7, 2014 (hereinafter the “Original Lease”), the First Amendment, dated April 14, 2014, to the Original Lease (the “First Amendment”), the Second Amendment, dated September 11, 2015, to the Original Lease and First Amendment (the “Second Amendment”), the Third Amendment, dated January 20, 2016, to the Original Lease, First Amendment and Second Amendment (the “Third Amendment”), the Fourth Amendment, dated April 26, 2016, to the Original Lease, First Amendment, Second Amendment and Third Amendment (the “Fourth Amendment”). The parties hereby agree to the following amendments:

a.	Expansion of the premises

In addition to the premises as referred to in the Original Lease, First Amendment, Second Amendment, Third Amendment and Fourth Amendment, Tenant rents as from July 1, 2017, the following additional lots:

•	Office space: lot n°31 on the 3rd floor of the building A
•	6 underground parking spaces (lots n° 434 to 439)
•	Office space: lot n°32 on the 3rd floor of building A
•	6 underground parking spaces (lots n° 433, 440, 441, 446, 447, 448)

b.	Rent and security deposit adjustment

Annual rent is increased to € 552,257.28 VAT excluded, as from July 1, 2017.

As a consequence, security deposit is correlatively increased to €138,064.32.

c.	Duration of the lease

Tenant expressly waived its right to terminate the lease at the end of the first three-year period (February 16, 2017). As a consequence, Tenant is committed to remain in the premises until February 16, 2020.

All other clauses and provisions of the February 7, 2014 Original Lease, First Amendment, Second Amendment, Third Amendment and Fourth Amendment remain unchanged.